Filed Pursuant to 424(b)(1)

PROSPECTUS

2,491,163 Shares

Socket Communications, Inc.

Common Stock

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This prospectus relates to 2,491,163 shares of our Common Stock which may be sold from time to time by certain stockholders set forth in "Selling Stockholders" section of this prospectus. Of the shares offered by this prospectus, such shares include 707,958 shares of Common Stock issuable upon exercise or conversion of warrants. The balance of the shares offered pursuant to this prospectus represent the number of shares of our Common Stock held by the selling stockholders or their transferees.

The prices at which the selling stockholders or their transferees may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. While we may receive proceeds upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

Our Common Stock is quoted on the Nasdaq National Market under the symbol "SCKT" and is listed on the Pacific Exchange under the symbol "SOK." On September 23, 2003, the last reported sale price for our Common Stock on the Nasdaq National Market was $2.45 per share.

Investment in the securities involves a high degree of risk. See "Risk Factors" beginning on page 3.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus is October 30, 2003.

THE COMPANY

We design, manufacture and sell products that connect handheld and notebook computers to the Internet, computer networks, and peripherals through both wireless and cable connections. Our products are designed for use with a broad range of handheld and notebook computers, and employ innovative designs that reduce battery power consumption and make them easy to install and use. Our products have been designed specifically for handheld computers and other battery-powered devices with standard expansion slots for plug-in cards. We believe that growth in the mobile workforce, combined with technical advances and cost reductions in handheld computers and networking technologies, is driving broader adoption of mobile data communications. Our products are designed to address the growing need for connectivity by enabling the use of handheld devices to extend data communications capabilities beyond location-dependent wired networks or telephone lines, thereby enabling mobile computer users to enhance their productivity, exploit time sensitive opportunities and improve customer satisfaction. Our products allow consumers to easily integrate hardware, software and services into complete mobile connectivity solutions.

Our products can be classified into four broad product families:

  Network connection products;
  Bar code scanning products;
  Serial products; and
  Embedded products and services.

Our network connection products are connection devices that can be plugged into standard expansion slots in handheld and notebook computers. These products allow users to connect their handheld and notebook computers to the Internet or to private networks via mobile phone services, or to communicate with other electronic devices such as desktop computers and printers. Our bar code scanning products plug into handheld or notebook computers and turn those devices into portable bar code scanners that can be used in various retail and industrial workplaces. Our serial products add connection ports to a notebook or handheld computer to enable users to connect these portable computers to standard peripherals designed for desktop PCs. Our embedded products and services allow manufacturers of mobile phones, handheld computers and other devices to build wireless connection functions into their products.

Handheld computers have evolved over the past several years from simple devices used mainly to hold personal information into small portable computers with functionality similar to desktop PCs. Advances in mobile network access and transfer speeds are enabling handheld computer users to access the Internet, send and receive email, access corporate data files, and exchange mobile instant messages anywhere and at any time. Growth in the mobile workforce and increasing reliance on the Internet and email are increasing the demand for mobile data communications. Advances in wireless connection technologies, particularly Bluetooth and Wireless LAN (WiFi), are being commercialized to allow handheld computers to interact wirelessly with nearby computers and with a wide array of electronic appliances, including mobile phones, printer, digital cameras, LAN access points, automobile communications systems, bar code scanners, home entertainment and security systems, public kiosks, public Internet access locations and vending machines. We believe we are well positioned to benefit from expected growth in mobile data communications by maintaining a leadership position in connection solutions for mobile devices. Our marketing and product development strategy is to capitalize on strategic partner relationships, offer a comprehensive range of products, build a strong brand name, diversify our distribution channels and support product developers.

We have an experienced management team and Board of Directors. Many of our senior officers joined us during the years 1992 through 1994, including Kevin Mills, President and CEO; co-founder Micheal Gifford, Business Unit Manager of our embedded and industrial business unit; David Dunlap, Chief Financial Officer; Len Ott, Chief Technical Officer; and Peter Phillips, Vice President of Marketing. Kevin Mills and Micheal Gifford serve on our Board of Directors. Our Board of Directors also includes co-founder Charlie Bass as Chairman, who has served in that capacity since 1992, along with four other independent directors. Two of our independent directors, Enzo Torresi and Gianluca Rattazzi, are former chief executive officers of high technology companies, and our two other independent directors, Leon Malmed and Peter Sealey, are former senior sales and marketing executives.

We were incorporated in California in March 1992, and reincorporated in Delaware at the time of our initial public offering in June 1995. We have approximately 60 full time employees, and our headquarters are located at 37400 Central Court, Newark, California 94560. Our telephone number is (510) 744-2700. We have established two marketing and support subsidiaries, Socket Communications, Europe, located in Grenoble, France, and Socket Communications K.K., located in Tokyo, Japan.

RISK FACTORS

An investment in the Common Stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below, as well as the risks described in our annual and quarterly reports filed with the Securities and Exchange Commission, before deciding to purchase shares of our Common Stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

We have a history of operating losses, we cannot assure you that we will achieve ongoing profitability, and we have monthly payment obligations.

We have incurred significant operating losses since our inception. We may continue to incur operating losses through the third quarter of 2003 and possibly longer. For the fiscal year ended December 31, 2002 and the first six months of 2003, we incurred net losses of $2,971,830 and $995,172, respectively. To obtain profitability, we must accomplish numerous objectives, including the development of successful new products. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we cannot assure you that we will generate sufficient net revenue to achieve ongoing profitability.

We also have debt payment obligations to Nokia Corporation under a Business Transfer Agreement that we entered into with Nokia in March 2002. These payments are in the amount of approximately $107,300, plus accrued interest, per month through November 2003, with a final payment of approximately $437,300 plus accrued interest, due in December 2003. If we cannot achieve profitability, we will not be able to support our operations from positive cash flows, and we would use our existing cash to support operating losses and make debt payments to Nokia. We do not anticipate the need to raise additional capital through 2004 to fund our operations, but should the need arise we cannot assure you that additional capital will be available on acceptable terms, if at all, and any such terms may be dilutive to existing stockholders. If we are unable to secure the necessary capital, we may need to suspend some or all of our current operations.

We may require additional capital in the future, and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We have historically needed to raise capital to fund our operating losses. We may continue to incur operating losses through the third quarter of 2003 and possibly longer. Our forecasts are highly dependent on factors beyond our control, including market acceptance of our products and sales of handheld computers. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares will cause dilution to our stockholders' investments and could also cause the market price of our Common Stock to fall.

A significant portion of our revenue currently comes from two distributors, and any decrease in revenue from these distributors could harm our business.

A significant portion of our revenue comes from two distributors, Ingram Micro and Tech Data, which together represented approximately 40 percent of our worldwide revenue in the first six months of 2003, and 30 percent of our worldwide revenue in fiscal 2002. We expect that a significant portion of our revenue will continue to depend on sales to Ingram Micro and Tech Data. We do not have long-term commitments from Ingram Micro or Tech Data to carry our products, and either could choose to stop selling some or all of our products at any time. If we lose our relationship with Ingram Micro or Tech Data, we could experience disruption and delays in marketing our products.

If the market for handheld computers fails to grow, we might not achieve our sales projections.

Substantially all of our products are designed for use with mobile personal computers, including handhelds, notebook computers and tablets. If the mobile personal computer industry does not grow or if its growth slows, we might not achieve our sales projections.

Our sales would be hurt if the new technologies used in our products do not become widely adopted.

Many of our products use new technologies, such as the Bluetooth wireless standard and 2D bar code scanning, which are not yet widely adopted in the market. If these technologies fail to become widespread, our sales will suffer.

If third parties do not produce and sell innovative products with which our products are compatible, we may not achieve our sales projections.

Our success is dependent upon the ability of third parties in the mobile personal computer industry to complete development of products that include or are compatible with our technology and to sell those products into the marketplace. Our ability to generate increased revenue depends significantly on the commercial success of Windows-powered handheld devices, particularly the Pocket PC, and other devices, such as the new line of handhelds with expansion options offered by Palm. If manufacturers are unable to ship new products such as Pocket PC and other Windows-powered devices or Palm devices on schedule, or if these products fail to achieve or maintain market acceptance, the number of our potential new customers would be reduced and we would not be able to meet our sales expectations.

We could face increased competition in the future, which would adversely affect our financial performance.

The market for handheld computers in which we operate is very competitive. Our future financial performance is contingent on a number of unpredictable factors, including that:

  consolidation among our competitors is resulting in companies with greater financial, marketing, and technical resources than ours;
  we periodically face intense price competition, particularly when our competitors have excess inventories and discount their prices to clear their inventories; and
  certain original equipment manufacturers of personal computers, mobile phones and handheld computers may make our products less significant by incorporating built-in functions, such as Bluetooth wireless technology and WiFi, into their products.

Increased competition could result in price reductions, fewer customer orders, reduced margins, and loss of market share. Our failure to compete successfully against current or future competitors could harm our business, operating results, or financial condition.

If we fail to develop and introduce new products rapidly and successfully, we will not be able to compete effectively, and our ability to generate sufficient revenues will be negatively affected.

The market for our products is prone to rapidly changing technology, evolving industry standards and short product life cycles. If we are unsuccessful at developing and introducing new products and services on a timely basis that include the latest technologies conforming with the newest standards and that are appealing to end users, we will not be able to compete effectively, and our ability to generate significant revenues will be seriously harmed.

The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions. We will be unable to introduce new products and services into the market on a timely basis or compete successfully, if we fail to:

  identify emerging standards in the field of mobile computing products;
  enhance our products by adding additional features;
  invest significant resources in research and development, sales and marketing, and customer support;
  maintain superior or competitive performance in our products; and
  anticipate our end users' needs and technological trends accurately.

We cannot be sure that we will have sufficient resources to make adequate investments in research and development or that we will be able to make the technological advances necessary to be competitive.

If we do not correctly anticipate demand for our products, our operating results will suffer.

The demand for our products depends on many factors and will be difficult to forecast. We expect that it will become more difficult to forecast demand as we introduce and support more products and as competition in the market for our products intensifies. If demand increases beyond forecasted levels, we would have to rapidly increase production at our third-party manufacturers. We depend on suppliers to provide additional volumes of components, and those suppliers might not be able to increase production rapidly enough to meet unexpected demand. Even if we were able to procure enough components, our third-party manufacturers might not be able to produce enough of our devices to meet our customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower operating results.

If demand is lower than forecasted levels, we could have excess production resulting in higher inventories of finished products and components, which could lead to write-downs or write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity at our third-party manufacturers and in our failure to meet some minimum purchase commitments, each of which may lower our operating results.

We depend on alliances and other business relationships with a small number of third parties, and a disruption in any one of these relationships would hinder our ability to develop and sell our products.

We depend on strategic alliances and business relationships with leading participants in various segments of the communications and mobile personal computer markets to help us develop and market our products. Our strategic partners may revoke their commitment to our products or services at any time in the future or may develop their own competitive products or services. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings, or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, failure to win new customers, or loss of confidence by current or potential customers.

We have devoted significant research and development resources to design activities for Windows-powered mobile products and, more recently, to design activities for Palm devices. Such design activities have diverted financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft or Palm is obligated to continue the collaboration or to support the products produced from the collaboration. Consequently, Microsoft or Palm may terminate their collaborations with us for a variety of reasons including our failure to meet agreed-upon standards or for reasons beyond our control, such as changing market conditions, increased competition, discontinued product lines, and product obsolescence.

We rely primarily on distributors, resellers, retailers and original equipment manufacturers to sell our products, and our sales would suffer if any of these third parties stops selling our products effectively.

Because we sell our products primarily through distributors, resellers, retailers and original equipment manufacturers, we are subject to risks associated with channel distribution, such as risks related to their inventory levels and support for our products. Our distribution channels may build up inventories in anticipation of growth in their sales. If such growth in their sales does not occur as anticipated, the inventory build up could contribute to higher levels of product returns. The lack of sales by any one significant participant in our distribution channels could result in excess inventories and adversely affect our operating results.

Our agreements with distributors, resellers, retailers and original equipment manufacturers are generally nonexclusive and may be terminated on short notice by them without cause. Our distributors, resellers, retailers and original equipment manufacturers are not within our control, are not obligated to purchase products from us, and may represent competitive lines of products. Our current sales growth expectations are contingent in part on our ability to enter into additional distribution relationships and expand our retail sales channels. We cannot predict whether we will be successful in establishing new distribution relationships, expanding our retail sales channels or maintaining our existing relationships. A failure to enter into new distribution relationships or to expand our retail sales channels could adversely impact our ability to grow our sales.

We allow our distribution channels to return a portion of their inventory to us for full credit against other purchases. We also supply some retailers on a consignment basis, which means we own the inventory until it is sold by the retailer and the inventory can be returned to us at any time. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark, trade secret laws, and other restrictions on disclosure to protect our proprietary technologies. We cannot be sure that these measures will provide meaningful protection for our proprietary technologies and processes. We cannot be sure that any patent issued to us will be sufficient to protect our technology. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees, distributors, and strategic partners, and generally control access to our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services, or technology without authorization, develop similar technology independently, or design around our patents.

Effective copyright, trademark, and trade secret protection may be unavailable or limited in certain foreign countries. Furthermore, certain of our customers have entered into agreements with us which provide that the customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may become subject to claims of intellectual property rights infringement, which could result in substantial liability.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. Many of our competitors have large intellectual property portfolios, including patents that may cover technologies that are relevant to our business. In addition, many smaller companies, universities, and individuals have obtained or applied for patents in areas of technology that may relate to our business. The industry is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights.

On June 30, 2003, Khyber Technologies Corporation filed a complaint against us in the United States District Court, Northern District of Ohio, alleging that we had infringed a patent held by Khyber in manufacturing, using and selling our portable bar code scanners. We are currently in the process of analyzing the merits of the complaint.

If we are unable to obtain and maintain licenses on favorable terms for intellectual property rights required for the manufacture, sale, and use of our products, particularly those products which must comply with industry standard protocols and specifications to be commercially viable, our results of operations or financial condition could be adversely impacted.

In addition to disputes relating to the validity or alleged infringement of other parties' rights, we may become involved in disputes relating to our assertion of our intellectual property rights. Whether we are defending the assertion of intellectual property rights against us or asserting our intellectual property rights against others, intellectual property litigation can be complex, costly, protracted, and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Plaintiffs in intellectual property cases often seek injunctive relief, and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. Thus, any adverse determinations in this type of litigation could subject us to significant liabilities and costs.

New industry standards may require us to redesign our products, which could substantially increase our operating expenses.

Standards for the form and functionality of our products are established by standards committees. Separate committees establish standards, which evolve and change over time, for different categories of our products. We must continue to identify and ensure compliance with evolving industry standards so that our products are interoperable and we remain competitive. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. Should any unanticipated changes occur, we would be required to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to have our products specified as standards for new hardware components designed by mobile computer manufacturers and original equipment manufacturers.

Undetected flaws and defects in our products may disrupt product sales and result in expensive and time-consuming remedial action.

Our hardware and software products may contain undetected flaws, which may not be discovered until customers have used the products. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications, or cause unfavorable publicity, any of which could adversely affect our business and operating results.

Our quarterly operating results may fluctuate in future periods, which could cause our stock price to decline.

We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received and as a result typically have little or no backlog. Quarterly revenue and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenue in the last month of the quarter. This subjects us to the risk that even modest delays in orders may adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:

  the demand for our products;
  the size and timing of customer orders;
  unanticipated delays or problems in the introduction of our new products and product enhancements;
  the introduction of new products and product enhancements by our competitors;
  the timing of the introduction of new products that work with our connection products;
  changes in the proportion of revenues attributable to royalties and engineering development services;
  product mix;
  timing of software enhancements;
  changes in the level of operating expenses;
  competitive conditions in the industry including competitive pressures resulting in lower average selling prices; and
  timing of distributors' shipments to their customers.

Because we base our staffing and other operating expenses on anticipated revenue, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our Common Stock would be adversely affected.

The loss of one or more of our senior personnel could harm our existing business.

A number of our officers and senior managers have been employed for seven to ten years by us, including our President, Chief Financial Officer, Chief Technical Officer, Vice President of Marketing, and Senior Vice President for Business Development/General Manager Embedded and Industrial Systems Unit. Our future success will depend upon the continued service of key officers and senior managers. Competition for officers and senior managers is intense and there can be no assurance that we will be able to retain our existing senior personnel. The loss of key senior personnel could adversely affect our ability to compete.

If we are unable to attract and retain highly skilled sales and marketing and product development personnel, our ability to develop new products and product enhancements will be adversely affected.

We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Our products involve a number of new and evolving technologies, and we frequently need to apply these technologies to the unique requirements of mobile connection products. Our personnel must be familiar with both the technologies we support and the unique requirements of the products to which our products connect. Competition for such personnel is intense, and we may not be able to attract and retain such key personnel. In addition, our ability to hire and retain such key personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such key personnel. Failure to attract and retain such key personnel will adversely affect our ability to develop new products and product enhancements.

We may not be able to collect revenues from customers who experience financial difficulties.

Our accounts receivable are derived primarily from distributors and original equipment manufacturers. We perform ongoing credit evaluations of our customers' financial conditions but generally require no collateral. Reserves are maintained for potential credit losses, and such losses have historically been within such reserves. However, many of our customers may be thinly capitalized and may be prone to failure in adverse market conditions. Although our collection history has been good, from time to time a customer may not pay us because of financial difficulty, bankruptcy or liquidation.

We may be unable to manufacture our products because we are dependent on a limited number of qualified suppliers for our components.

Several of our component parts, including our serial interface chip, our Ethernet chip, and our bar code scanning modules, are produced by one or a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. If we are unable to procure certain component parts, we could be required to reduce our operations while we seek alternative sources for these components, which could have a material adverse effect on our financial results. To the extent that we acquire extra inventory stocks to protect against possible shortages, we would be exposed to additional risks associated with holding inventory, such as obsolescence, excess quantities, or loss.

Our operating results could be harmed by economic, political, regulatory and other risks associated with export sales.

Export sales (sales to customers outside the United States) accounted for approximately 42 percent of our revenue in 2002 and approximately 40 percent of our revenue in the first six months of 2003. Accordingly, our operating results are subject to the risks inherent in export sales, including:

  longer payment cycles;
  unexpected changes in regulatory requirements, import and export restrictions and tariffs;
  difficulties in managing foreign operations;
  the burdens of complying with a variety of foreign laws;
  greater difficulty or delay in accounts receivable collection;
  potentially adverse tax consequences; and
  political and economic instability.

Our export sales are predominately denominated in United States dollars and in Euros for a portion of our sales to European distributors. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets. Declines in the value of the Euro relative to the United States dollar may result in foreign currency losses relating to collection of Euro denominated receivables.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control.

Our corporate headquarters is located near an earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure, and overall business is unknown. Additionally, we may experience electrical power blackouts or natural disasters that could interrupt our business. We do not have a detailed disaster recovery plan. We do not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages incurred by us as a result of these events could have a material adverse effect on our business.

The sale of a substantial number of shares of Common Stock could cause the market price of our Common Stock to decline.

Sales of a substantial number of shares of our Common Stock in the public market could adversely affect the market price for our Common Stock. The market price of our Common Stock could also decline if one or more of our significant stockholders decided for any reason to sell substantial amounts of our Common Stock in the public market.

As of August 5, 2003, we had 27,812,211 shares of Common Stock outstanding. Substantially all of these shares are freely tradable in the public market, either without restriction or subject, in some cases, only to S-3 or S-8/S-3 prospectus delivery requirements and, in some cases, only to manner of sale, volume, and notice requirements of Rule 144 under the Securities Act.

As of August 5, 2003, we had 3,492 shares of Series E redeemable convertible preferred stock outstanding that are convertible into 40,140 shares of Common Stock at $0.87 per share. To the extent the market price of our Common Stock exceeds $0.87 per share, the holder of Series E may decide to convert some or all of the Series E into Common Stock, and such Common Stock would be freely tradable in the public market and subject only to S-3 prospectus delivery requirements.

As of August 5, 2003, we had 199,083 shares of Series F Preferred Stock outstanding that are convertible into 1,990,830 shares of Common Stock at $0.722 per share.

As of August 5, 2003, we had 6,071,674 shares subject to outstanding options under our stock option plans, and 670,088 shares were available for future issuance under the plans. We have registered the shares of Common Stock subject to outstanding options and reserved for issuance under our stock option plans. Accordingly, shares underlying vested options will be eligible for resale in the public market as soon as the options are exercised.

As of August 5, 2003, we had warrants outstanding to purchase a total of 2,591,268 shares of our Common Stock at exercise prices ranging from $0.722 to $2.73. All such warrants may be exercised at any time, and the shares issuable upon exercise may be resold, either without restrictions or subject, in some cases, only to S-3 prospectus delivery requirements, and, in some cases, only to manner of sale, volume, and notice requirements of Rule 144.

Volatility in the trading price of our Common Stock could negatively impact the price of our Common Stock.

During the period from July 1, 2002 through August 5, 2003, our Common Stock price fluctuated between a high of $3.39 and a low of $0.51. The trading price of our Common Stock could be subject to wide fluctuations in response to many factors, some of which are beyond our control, including general economic conditions and the outlook of securities analysts and investors on our industry. In addition, the stock markets in general, and the markets for high technology stocks in particular, have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus, although we may receive up to approximately $1,932,725 upon full exercise of the warrants. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders listed in this prospectus are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements within the meaning of the securities laws. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "The Company" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, are forward looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such identifying words. All forward looking statements speak only as of the date of this prospectus. Neither we nor any of the selling stockholders undertake any obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our operations, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows Pocket PC operating system, and developments in our relationships with our strategic partners. These cautionary statements qualify all forward looking statements attributable to us or persons acting on our behalf.

SELLING STOCKHOLDERS

On August 5, 2003 and September 12, 2003, we completed a private placement of shares of our Common Stock and warrants to purchase Common Stock pursuant to Securities Purchase Agreements. We issued 1,783,205 shares of Common Stock at $2.37 per share and five-year warrants to purchase up to an additional 534,962 shares of Common Stock at $2.73 per share. Net proceeds from the private placement after estimated costs and expenses were approximately $3.7 million. The first closing of the private placement was managed by Cardinal Securities, LLC. As partial consideration for its services, Cardinal Securities, LLC received five-year warrants to purchase up to 172,996 shares of Common Stock at $2.73 per share. Cardinal Securities, LLC assigned its warrants to H. Scott Coherd, Patrick E. Gaynes, Scott F. Koch, Robert L. Rosenstein, Spencer Trask & Co., Spencer Trask & Company f/b/o the participants under the Equity Participation Plan and Adam K. Stern.
The shares may be offered by the selling stockholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift or through a private sale or other transfer. We may amend or supplement this prospectus from time to time to update the information provided in the table.

Certificate Name	Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
			Number	Percent(1)
August 5, 2003 Closing
Capital Ventures International (2)	274,261	274,261	0	*
Cranshire Capital, L.P. (3)	274,261	274,261	0	*
Deephaven Small Cap Growth Fund, LLC (4)	274,261	274,261	0	*
Elliott Associates, L.P. (5)	249,268	219,409	29,859	*
Elliott International, L.P. (6)	349,115	329,115	20,000	*
Gryphon Master Fund, L.P. (7)	274,261	274,261	0	*
Portside Growth and Opportunity Fund (8)	274,261	274,261	0	*
RHP Master Fund, L.P. (9)	54,852	54,852	0	*
Vertical Ventures, LLC (10)	274,261	274,261	0	*
H. David Coherd (11)	27,391	27,391	0	*
Patrick E. Gaynes (12)	4,325	4,325	0	*
Scott F. Koch (13)	27,391	27,391	0	*
Robert L. Rosenstein (14)	27,391	27,391	0	*
Spencer Trask & Co. (15)	240,631	22,044	240,631	*
Spencer Trask & Co. f/b/o the participants under the Equity Participation Plan (16)	240,631	44,883	240,631	*
Adam K. Stern (17)	18,149	19,571	18,149	*
September 12, 2003 Closing
Joe N. and Jamie W. Behrendt Revocable Trust 10/30/96 (18)	45,019	2,986	45,019	*
Lon Bell (19)	90,038	5,972	90,038	*
William J. Callahan & Joan M. Callahan JTWROS (20)	45,019	2,986	45,019	*
DCG&T FBO Elizabeth H. Bone SEP IRA (21)	16,023	1,528	16,023	*
DCG&T c/f Robert G. Heidenreich IRA (22)	24,028	2,291	24,028	*
Steven H. Deutsch & Wilma K. Deutsch (23)	36,023	2,389	36,023	*
Jacob M. Engel (24)	45,019	2,986	45,019	*
Jonathan Fleisig (25)	180,063	11,943	180,063	*
Maurice & Stacy Gozlan TIE (26)	90,038	5,972	90,038	*
Headwaters Holdings LLC (27)	180,063	11,943	180,063	*
Alec Jaret (28)	18,018	1,195	18,018	*
Thomas A. Masci, Jr. (29)	13,507	896	13,507	*
Kathleen S. McHugh (30)	9,009	549	9,009	*
O.T. Finance SA (31)	37,644	2,986	37,644	*
Elisha Rothman (32)	90,038	5,972	90,038	*
Mark C. Steadman (33)	41,957	957	41,957	*
Adam K. Stern (34)	18,149	1,195	18,149	*
Samuel V. Vail (35)	13,018	1,195	13,018	*
Paul J. Weir (36)	8,507	896	8,507	*
Ralph C Wintrode Trust DTD May 9, 2001 (37)	36,286	2,389	36,286	*

________________
* Less than 1%.
(1) Based upon 28,373,643 shares of Common Stock outstanding as of the close of business on September 4, 2003 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(2) Includes 63,291 shares of Common Stock subject to a warrant. Heights Capital Management, Inc., as Capital Ventures International's authorized agent, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of those shares. Andrew Frost, in his capacity as President of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Frost disclaims any such beneficial ownership of the shares.
(3) Includes 63,291 shares of Common Stock subject to a warrant. Mitchell P. Kopin has voting control in respect of the securities held by Cranshire Capital, L.P. Mr. Kopin is the President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P.
(4) Includes 63,291 shares of Common Stock subject to a warrant. Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the Chief Executive Officer, has voting and investment control over the shares that are owned by Deephaven Small Cap Growth Fund, LLC.
(5) Includes 50,633 shares of Common Stock subject to a warrant. Paul Singer has voting control in respect of the securities held by Elliott Associates, L.P.
(6) Includes 75,950 shares of Common Stock subject to a warrant. Paul Singer has voting control in respect of the securities held by Elliott International, L.P. Mr. Singer is the general partner of Elliott International Capital Advisors Inc., the investment manager of Elliott International, L.P.
(7) Includes 63,291 shares of Common Stock subject to a warrant. E.B. Lyon, IV has voting control in respect of the securities held by Gryphon Master Fund, L.P. Mr. Lyon is the authorized agent of Gryphon Advisors, LLC, which is the general partner of Gryphon Management Partners, L.P., which is the general partner of Gryphon Partners, L.P., which is the general partner of Gryphon Master Fund, L.P.
(8) Includes 63,291 shares of Common Stock subject to a warrant. Peter Cohen, Thomas Strauss and Morgan Stark have voting control in respect of the securities held by Portside Growth and Opportunity Fund. Messrs. Cohen, Strauss and Stark are the managing members of C4S & Co., which is the managing member of Ramius Capital Group, LLC, which is the investment manager of Portside Growth and Opportunity Fund. Messrs. Cohen, Strauss and Stark disclaim beneficial ownership of the securities owned by Portside Growth and Opportunity Fund.
(9) Includes 12,658 shares of Common Stock subject to a warrant. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of the shares owned by RHP Master Fund, L.P. Messrs. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all the interests in RHP General Partner, LLC. The aforementioned entities and individuals disclaim beneficial ownership of the securities owned by RHP Master Fund, L.P.
(10) Includes 63,291 shares of Common Stock subject to a warrant. Joshua Silverman has voting control in respect of the securities held by Vertical Ventures, LLC.
(11) Includes 27,391 shares of Common Stock subject to a warrant.
(12) Includes 4,325 shares of Common Stock subject to a warrant.
(13) Includes 27,391 shares of Common Stock subject to a warrant
(14) Includes 27,391 shares of Common Stock subject to a warrant.
(15) Includes 22,044 shares of Common Stock subject to a warrant. Kevin Kimberlin and William Dioguardi have voting control in respect of these securities held by Spencer Trask & Co.
(16) Includes 44,883 shares of Common Stock subject to a warrant. Kevin Kimberlin and William Dioguardi have voting control in respect of these securities held by Spencer Trask & Co.
(17) Includes 19,571 shares of Common Stock subject to a warrant. Mr. Stern is also a selling stockholder with respect to his participation in the September 12, 2003 closing (see (34)).
(18) Includes 689 shares of Common Stock subject to a warrant. Joe N. Behrendt, as trustee of the Joe N. and Jamie W. Behrendt Revocable Trust 10/30/96, has voting control in respect of the securities held by Joe N. and Jamie W. Behrendt Revocable Trust 10/30/96.
(19) Includes 1,378 shares of Common Stock subject to a warrant.
(20) Includes 689 shares of Common Stock subject to a warrant. William J. Callahan and Joan M. Callahan have voting control in respect of the securities held by William J. Callahan & Joan M. Callahan JTWROS.
(21) Includes 353 shares of Common Stock subject to a warrant. Elizabeth H. Bone has voting control in respect of the securities held by DCG&T FBO Elizabeth H. Bone SEP IRA.
(22) Includes 529 shares of Common Stock subject to a warrant. Robert G. Heidenreich has voting control in respect of the securities held by DCG&T c/f Robert G. Heidenreich IRA.
(23) Includes 551 shares of Common Stock subject to a warrant. Steven H. Deutsch and Wilma K. Deutsch have voting control in respect of the securities held by Steven H. Deutsch and Wilma K. Deutsch.
(24) Includes 689 shares of Common Stock subject to a warrant
(25) Includes 2,756 shares of Common Stock subject to a warrant.
(26) Includes 1,378 shares of Common Stock subject to a warrant.
(27) Includes 2,756 shares of Common Stock subject to a warrant. Jeffrey D. Goshay, Jonathan D. Ungar and Sheldon Kahn have voting control in respect of the securities held by Headwaters Holdings LLC.
(28) Includes 276 shares of Common Stock subject to a warrant.
(29) Includes 207 shares of Common Stock subject to a warrant.
(30) Includes 127 shares of Common Stock subject to a warrant.
(31) Includes 689 shares of Common Stock subject to a warrant. Lucien I. Levy has voting control in respect of the securities held by O.T. Finance SA.
(32) Includes 1,378 shares of Common Stock subject to a warrant.
(33) Includes 221 shares of Common Stock subject to a warrant.
(34) Includes 276 shares of Common Stock subject to a warrant. Mr. Stern also is a selling stockholder with respect to Common Stock issuable upon exercise of warrants assigned to him by Cardinal Securities, LLC (see (17)).
(35) Includes 276 shares of Common Stock subject to a warrant.
(36) Includes 207 shares of Common Stock subject to a warrant.
(37) Includes 551 shares of Common Stock subject to a warrant. Ralph C. Wintrode has voting control in respect of the securities held by Ralph C. Wintrode Trust DTD May 9, 2001.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock and Common Stock issuable upon exercise or conversion of warrants on behalf of the selling stockholders. The Common Stock and Common Stock issuable upon exercise or conversion of warrants may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

  transactions on the NASDAQ Stock Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Common Stock may be listed or quoted at the time of sale;
  in the over-the-counter market;
  in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;
  in connection with short sales of the shares;
  by pledge to secure or in payment of debt and other obligations;
  through the writing of options, whether the options are listed on an options exchange or otherwise;
  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
  through a combination of any of the above transactions.

The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the Common Stock and Common Stock issuable upon exercise or conversion of warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register the Common Stock and Common Stock issuable upon exercise or conversion of warrants under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Common Stock and Common Stock issuable upon exercise or conversion of warrants, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the offering and sale of the Common Stock and Common Stock issuable upon exercise or conversion of warrants.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered for us hereby.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10 K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S 3, of which this prospectus is a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities and Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 450 Fifth Street, N.W., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1 800 SEC 0330.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents and information listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act prior to the completion of the offering covered by this prospectus:

  Our Annual Report on Form 10 K for the year ended December 31, 2002.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.
  Our current reports on Form 8-K filed with the SEC on March 25, 2003, April 23, 2003, June 10, 2003, July 23, 2003, August 7, 2003 and September 16, 2003.
  The description of our Common Stock contained in our Registration Statement on Form 8 A filed with the SEC on April 11, 1995 and our Registration Statement on Form 8 A/A filed with the SEC on June 15, 1995.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:

Socket Communications, Inc.
37400 Central Court
Newark, CA 94560
Attention: David W. Dunlap
(510) 744 2700

You can also call David W. Dunlap, Chief Financial Officer of Socket Communications, at (510) 744 2700 with any questions about the shares offered under this prospectus.

2,491,163 Shares

SOCKET COMMUNICATIONS, INC.

____________________

COMMON STOCK
____________________

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

October 30, 2003